SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to
SCHEDULE 13E-3
(RULE 13e-3)
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

TOYMAX INTERNATIONAL, INC.

(Name of Issuer)

JAKKS PACIFIC, INC.
TOYMAX INTERNATIONAL, INC.
JP/TII ACQUISITION CORP.
(Name of Persons Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
892268103
(CUSIP Number of Class of Securities)
JACK FRIEDMAN
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
JAKKS PACIFIC, INC.
22619 PACIFIC COAST HIGHWAY
MALIBU, CA 90265
(310) 456-7799
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

COPIES TO:

MURRAY L. SKALA, ESQ
FEDER, KASZOVITZ, ISAACSON,
WEBER, SKALA, BASS & RHINE LLP
750 LEXINGTON AVENUE
NEW YORK, NEW YORK 10022
(212) 888-8200

This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A (sections 240.14a-1 through 240.14b-2), Regulation 14C (sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (section 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Check the following box if the filing is a final amendment reporting the results of the transaction:

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)

$17,845,187.79	$1,642

(1)  For purposes of calculating the filing fee only. In accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, the transaction value is equal to the product of 4,083,567 shares of Toymax common stock multiplied by $4.37, the average of the high and low prices for Toymax common stock on May 16, 2002 as reported on the Nasdaq National Market.

(2) The amount of the filing fee was calculated in accordance with Exchange Act Rule 0-11, as amended.

☑ Check the box if any part of the fee is offset as provided by section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,642.00
Form or Registration No.: S-4
Filing Party: JAKKS Pacific, Inc.
Date Filed: May 20, 2002

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) is being filed by JAKKS Pacific, Inc. (“JAKKS”), Toymax International, Inc. (“Toymax”) and JP/TII Acquisition Corp. (the “Merger Subsidiary”) (JAKKS, Toymax and the Merger Subsidiary being referred to collectively herein as the “Filing Persons”) in connection with the Agreement of Merger (the “Merger Agreement”), dated as of February 10, 2002, by and among JAKKS, Toymax and Merger Subsidiary. If the Merger Agreement is adopted and the Merger (as defined herein) is approved by Toymax’s stockholders, the Merger Subsidiary will merge with and into Toymax (the “Merger”), with Toymax continuing as the surviving corporation. In the Merger, each outstanding share of Toymax common stock, par value $0.01 per share, other than shares of common stock held in Toymax’s treasury, held by JAKKS or the Merger Subsidiary or held by stockholders who perfect their appraisal rights under Delaware law, will be converted into the right to receive $3.00 in cash without interest plus 0.0798 share of JAKKS common stock, subject to adjustment as described herein, less any applicable withholding taxes. Additionally, each holder of shares of Toymax common stock that would otherwise be entitled to receive a fractional share of JAKKS common stock by virtue of the merger will otherwise be paid cash without any interest, equal to the product of the fractional share that would have been issued multiplied by $18.797.

         Concurrently with the filing of this Schedule 13E-3, JAKKS is filing a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the Toymax board of directors is soliciting proxies from stockholders of Toymax in connection with the Merger. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Joint Proxy Statement/Prospectus of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Joint Proxy Statement/Prospectus, including all appendices thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Joint Proxy Statement/Prospectus and the appendices thereto. As of the date hereof, the Joint Proxy Statement/Prospectus is in preliminary form and is subject to completion and amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Joint Proxy Statement/Prospectus.

Item 1. Summary Term Sheet

Regulation M-A
Item 1001

The information set forth in the Joint Proxy Statement/Prospectus under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SUMMARY” is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A
Item 1002

(a)	The name, address and telephone number of the subject company is: Toymax International Inc. 22619 Pacific Coast Highway Malibu California 90205 (310) 456-7799

(b)	The class of equity securities that is the subject of the Rule 13e-3 transaction to which this Schedule 13E-3 relates is the common stock of Toymax, par value $0.01 per share. As of July 9, 2002, there were 12,316,386 shares of Toymax common stock issued and outstanding.

(c)	The information set forth in the Joint Proxy Statement/Prospectus under the caption “PRICE RANGE OF COMMON STOCK” is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

(f)	Between December 2, 2001 and February 4, 2002 JAKKS purchased 132,754 shares of Toymax common stock in the open market at prices ranging from $1.3792 per share to $2.00 per share with an average share price of $1.71. On March 11, 2001, pursuant to the terms of a stock purchase agreement, JAKKS purchased 8,100,065 shares of Toymax common stock for aggregate consideration of $24,300,195 and 646,384 shares of JAKKS common stock. The Merger Subsidiary has not purchased any Toymax securities.

Item 3. Identity and Background of Filing Person.

Regulation M-A
Item 1003

(a)-(c)	The information set forth in the Joint Proxy Statement/Prospectus under the captions “PARTIES TO THE MERGER — JAKKS” and “DIRECTORS AND EXECUTIVE OFFICERS OF JAKKS” is incorporated herein by reference. JAKKS is an affiliate of Toymax because JAKKS currently owns approximately 66.8% of Toymax’s common stock and JAKKS controls Toymax’s board of directors. The Merger Subsidiary is an affiliate of Toymax because JAKKS (an affiliate of Toymax) owns 100% of the Merger Subsidiary’s common stock and the directors and officers of the Merger Subsidiary are directors and/or officers of JAKKS.

               The directors and executive officers of Toymax are:

Name	Position

Jack Friedman	Chief Executive Officer and Director
Steven G. Berman	Vice President, Secretary and Director
Joel M. Bennett	Chief Financial Officer and Treasurer
Dan Almajor	Director
David C. Blatte	Director
Robert E. Glick	Director
Joel Handel	Director
Michael G. Miller	Director
Murray L. Skala	Director

               The directors and executive officers of the Merger Subsidiary are:

Name	Position

Jack Friedman	Chief Executive Officer and Director
Steven G. Berman	Vice President, Secretary, Treasurer and Director
Joel M. Bennet	Chief Financial Officer and Assistant Secretary

JAKKS, a Delaware corporation, has its principal business address at 22619 Pacific Coast Highway, Malibu California 90265. JAKKS' business telephone number is (310) 456-7799. JAKKS is a multi-line multi-brand toy company that designs, develops, produces and markets toys and related products.

Toymax, a Delaware corporation, has its principal business address at 22619 Pacific Coast Highway, Malibu, California 90265. Toymax’s business telephone number is (310) 456-7799. Toymax is a consumer leisure products company that creates, designs, and markets innovative and technologically advanced boys as well as other leisure products.

The Merger Subsidiary, a Delaware corporation, has its principal business address at 22619 Pacific Coast Highway, Malibu, California 90265. The Merger Subsidiary’s business telephone number is (310) 456-7799. The Merger Subsidiary has conducted no business since its formation, and was created to facilitate the transactions set forth in the Merger Agreement.

During the last five years, none of the Filing Persons nor any of the directors and executive officers of any Filing Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

Regulation M-A
Item 1004

(a)(1)	Not applicable

(a)(2)(i)	The information contained in the Joint Proxy Statement/Prospectus under the caption “SUMMARY — Purpose of the Special Meeting”, and “THE SPECIAL STOCKHOLDERS MEETING — Matters to be Voted Upon” is incorporated herein by reference.

(a)(2)(ii)	The information contained in the Joint Proxy Statement/Prospectus under the caption “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY — Purpose of the Special Meeting,” and “THE SPECIAL STOCKHOLDERS MEETING — Matters to be Voted Upon” is incorporated herein by reference.

(a)(2)(iii)	The information set forth in the Joint Proxy Statement/Prospectus under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY — Reasons for the Merger,” “SPECIAL FACTORS — Background and Reasons for the Merger — Toymax,” and “SPECIAL FACTORS — Background and Reasons for the Merger — JAKKS” are incorporated herein by reference.

(a)(2)(iv)	The information set forth in the Joint Proxy Statement/Prospectus under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” and “THE SPECIAL STOCKHOLDERS MEETING — Voting Information” is incorporated herein by reference.

(a)(2)(v)	The information set forth in the Joint Proxy Statement/Prospectus under the captions “COMPARISON OF RIGHTS OF STOCKHOLDERS OF JAKKS AND TOYMAX” is incorporated herein by reference.

(a)(2)(vi)	The information in the Joint Proxy Statement/Prospectus under the caption “SPECIAL FACTORS — Accounting Treatment of the Merger” is incorporated herein by reference.

(a)(2)(vii)	The information set forth in the Joint Proxy Statement/Prospectus under the caption “SPECIAL FACTORS — Material Federal Income Tax Consequences” is incorporated herein by reference.

(c)	Not applicable.

(d)	The information set forth in the Joint Proxy Statement/Prospectus under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY — Appraisal Rights” and “SPECIAL FACTORS — “Dissenters Rights of Appraisal” is incorporated herein by reference.

(e)	None.

(f)	The information in the Joint Proxy Statement/Prospectus under the caption “THE MERGER AGREEMENT — Listing of JAKKS Common Stock” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A
Item 1005

(a)(1)	Between December 2, 2001 and February 4, 2002 JAKKS purchased 132,754 shares of Toymax common stock in the open market at prices ranging from $1.3792 per share to $2.00 per share with an average share price of $1.71. On March 11, 2001, pursuant to the terms of a stock purchase agreement, JAKKS purchased 8,100,065 shares of Toymax common stock for aggregate consideration of $24,300,195 and 646,384 shares of JAKKS common stock. The Merger Subsidiary has not purchased any Toymax securities.

(a)(2)	The information set forth in the Joint Proxy Statement/Prospectus under the captions “SPECIAL FACTORS — Certain Relationships and Related Transactions” and “SPECIAL FACTORS — Background and Reasons for the Merger — JAKKS — The Stock Purchase Agreement” is incorporated herein by reference.

(b)-(c)	The information set forth in the Joint Proxy Statement/Prospectus under the captions “SPECIAL FACTORS — Background and Reasons For the Merger — Toymax — History of the Negotiations,” and “SPECIAL FACTORS — Background and Reasons for the Merger — JAKKS — History of the Negotiations” and “SPECIAL FACTORS — Background and Reasons for the Merger — JAKKS — Reconfiguration of the Toymax Board of Directors” is incorporated herein by reference.

(e)	The information set forth in the Joint Proxy Statement/Prospectus under the captions “SUMMARY — The Stock Purchase Agreement,” “SUMMARY — The Merger Agreement,” “SPECIAL FACTORS” and “THE MERGER AGREEMENT” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A
Item 1006

(b)	The information set forth in the Joint Proxy Statement/Prospectus under the caption “SPECIAL FACTORS — Effects of the Merger; Plans for Toymax Following the Merger” is incorporated herein by reference.

(c)(1)	The information set forth in the Joint Proxy Statements/Prospectus under the caption “SPECIAL FACTORS” is incorporated herein by reference.

(c)(2)	Not applicable

(c)(3)	Following the completion of the merger, the total capitalization of Toymax will be 100 shares of common stock, $.01 par value per share, all of which will be owned by JAKKS.

(c)(4)	The information set forth in the Joint Proxy Statement/Prospectus under the caption “SPECIAL FACTORS — Background and Reasons for the Merger — JAKKS — Reconfiguration of Toymax’s Board of Directors,” and “SPECIAL FACTORS — Employment Agreements and Other Material Agreements” is incorporated herein by reference.

(c)(5)	Not applicable

(c)(6)-(8)	The information set forth in the Joint Proxy Statement under the caption “SPECIAL FACTORS — Effects of The Merger — Plans for Toymax Following the Merger” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A
Item 1013

(a)-(c)	The information set forth in the Joint Proxy Statement/Prospectus under the captions “SUMMARY — The Merger — Purpose of the Special Meeting,” “SPECIAL FACTORS — Background and Reasons for the Merger — Toymax” and “SPECIAL FACTORS — Background and Reasons for the Merger — JAKKS” is incorporated herein by reference.

(d)	The information set forth in the Joint Proxy Statement/Prospectus under the captions “SPECIAL FACTORS — Effects of the Merger; Plans for Toymax Following the Merger” and “SPECIAL FACTORS — Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8. Fairness of the Going-Private Transaction.

Regulation M-A
Item 1014

(a)-(b)	The information set forth in the Joint Proxy Statement/Prospectus under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS — Fairness of the Merger; Opinion of Financial Advisor” and “SPECIAL FACTORS — Procedural and Substantive Fairness of the Merger” is incorporated herein by reference.

(c)	The information set forth in the Joint Proxy Statement/Prospectus under the captions “SUMMARY — Vote Required and Revocation of Proxies” and “SPECIAL FACTORS — Procedural and Substantive Fairness of the Merger” is incorporated herein by reference.

(d)	The information set forth in the Joint Proxy Statement/Prospectus under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS — Background and Reasons for the Merger — Toymax” and “SPECIAL FACTORS — Procedural and Substantive Fairness of the Merger” is incorporated herein by reference.

(e)	The information set forth in the Joint Proxy Statement/Prospectus under the caption “QUESTIONS AND ANSWERS ABOUT THE MERGER,” and “THE SPECIAL STOCKHOLDERS MEETING — Recommendation of Toymax’s Board of Directors,” is incorporated herein by reference

(f)	Not applicable

Item 9. Reports, Opinions, Appraisals and Negotiations.

Regulation M-A
Item 1015

(a)-(b)	The information set forth in the Joint Proxy Statement/Prospectus under the caption “SPECIAL FACTORS — Background and Reasons for the Merger — Toymax — Fairness of the Merger; Opinion of Financial Advisor” is incorporated herein by reference.

(c)	The opinion of Toymax's financial adviser is attached to the Joint Proxy Statement/Prospectus as Appendices E and F. Furthermore, the opinion of Toymax's financial adviser will be made available for inspection and copying at Toymax's principal executives offices during its regular business hours by any interested equity security holder of Toymax or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A
Item 1007

(a)-(b)	The cash consideration of approximately $12.3 million to be paid by JAKKS in the merger will come from JAKKS’ working capital. On July 10, 2002, JAKKS filed a Preliminary Proxy Statement on Schedule 14A for its 2002 Annual Meeting of Stockholders. One of the proposals to be voted on by JAKKS' stockholders at the Meeting will be to amend its Certificate of Incorporation to, among other things, increase JAKKS' authorized capital stock to 105,000,000 shares. The estimated 325,868 shares of JAKKS common stock to be issued in the merger are subject to JAKKS’ stockholders approving that amendment.

Furthermore, the information set forth in the Joint Proxy Statement/Prospectus under the caption “THE MERGER AGREEMENT — Conditions to the Merger,” is incorporated herein by reference.

(c)	The following table sets forth the expenses incurred or expected to be incurred in connection with the transaction described herein. JAKKS and Toymax will pay their own respective expenses.

Expenses Distribution

     It is expected that the following expenses will be incurred in connection with the issuance and distribution of the common stock being registered. All such expenses are being paid by JAKKS.

Filing Fees	$1,642

*Printing and Edgarization	100,000

*Accountants’ fees and expenses	200,000

*Attorneys’ fees and expenses	150,000

*Miscellaneous	48,358

*Total	$500,000

*Estimated

(d)	Not applicable.

\

Item 11. Interest in Securities of the Subject Company.

Regulation M-A
Item 1008

(a)	JAKKS correctly owns 8,232,819 shares of Toymax common stock representing 66.8% of Toymax’s common stock. The Merger Subsidiary does not own any Toymax common stock.

(b)	Not applicable.

Item 12. The Solicitation or Recommendation.

Regulation M-A
Item 1012

(d)	JAKKS intends to vote all of its Toymax common stock (which accounts for approximately 66.8% of Toymax's outstanding voting securities) in favor of the transaction.

(e)	The information set forth in the Joint Proxy Statement/Prospectus under the caption “THE SPECIAL STOCKHOLDERS MEETING — Recommendation of Toymax’s Board of Directors” is incorporated herein by reference.

Item 13. Financial Statements.

Regulation M-A
Item 1010

(a)-(b)	The information set forth in the Joint Proxy Statement/Prospectus under the captions “SUMMARY — Selected Historical and Pro Forma Per Share Data,” “SUMMARY — Selected Historical Financial Data,” “ UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS,” “NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS,” and “CONSOLIDATED FINANCIAL STATEMENTS OF TOYMAX” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A
Item 1009

(a)-(b)	Not applicable.

Item 15. Additional Information.

Regulation M-A
Item 1011

(b)	The information set forth in (i) the Joint Proxy Statement/Prospectus and appendices thereto, (ii) JAKKS Current Report on Form 8-K filed on July 18, 2002, (iii) Toymax's Annual Report on Form 10-K filed on June 28, 2002 and (iv) Toymax's Current Report on Form 8-K filed on August 1, 2002 are incorporated herein by reference.

Item 16. Exhibits.

Regulation M-A
Item 1016

(a)	Preliminary Joint Proxy Statement/Prospectus of Toymax is incorporated herein by reference.

(b)	Not applicable.

(c)(1)	Fairness Opinion of Morgan Lewins & Co. Inc. (formerly Morgan, Lewis, Githens & Ahn, Inc.) dated February 10, 2002 (included as Exhibit E to the Joint Proxy Statement/Prospectus) is incorporated herein by reference.

(c)(2)	Presentation of Morgan, Lewis, Githens & Ahn, Inc. to the Board of Directors of Toymax dated February 10, 2002 (filed as Exhibit 99.1 to the Registration Statement on Form S-4 (File No. 333-88778) and incorporated herein by reference).

(c)(3)	Fairness Opinion of Morgan Lewins & Co. Inc. dated July 9, 2002 (included as Exhibit F to the Joint Proxy Statement/Prospectus) is incorporated herein by reference.

(c)(4)	Written report delivered by Morgan Lewins & Co. Inc. to the Boards of Directors of Toymax, JAKKS and the Merger Subsidiary, dated July 9, 2002 (filed as Exhibit 99.2 to the Registration Statement on Form S-4 (File No. 333-88778) and incorporated herein by reference).

(d)(1)	Agreement of Merger, dated as of February 10, 2002, by and among JAKKS, Toymax, and the Merger Subsidiary (included as Appendix A to the Joint Proxy Statement/Prospectus) is incorporated herein by reference.

(d)(2)	Stock Purchase Agreement dated as of February 10, 2002 by and among JAKKS, Toymax and certain stockholders of Toymax (included as Appendix B to the Joint Proxy Statement/Prospectus) is incorporated herein by reference.

(f)	Section 262 of the Delaware General Corporation Law (included as Appendix C to the Joint Proxy Statement/Prospectus) is incorporated herein by reference.

(g)	Form of Proxy Card (filed with the Securities and Exchange Commission along with the Joint Proxy Statement/Prospectus) is incorporated herein by reference.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

JAKKS Pacific, Inc.

By: /s/ Jack Friedman Jack Friedman Chairman & Chief Executive Officer August 7, 2002

Toymax International, Inc.

By: /s/ Jack Friedman Jack Friedman Chief Executive Officer August 7, 2002

JP/TII Acquisition Corp.

By: /s/ Jack Friedman Jack Friedman Chief Executive Officer August 7, 2002

Exhibit Index

Exhibit No	Description

(a)	Preliminary Joint Proxy Statement/Prospectus of Toymax (Filed with the Securities and Exchange Commission on May 20, 2002 and incorporated herein by reference).
(c)	Fairness Opinion of Morgan, Lewis, Githens & Ahn, Inc. (included as Exhibit F to the Joint Proxy Statement/Prospectus and incorporated herein by reference).
(d)(1)	Agreement of Merger, dated as of February 10, 2002, by and among JAKKS, Toymax, and the Merger Subsidiary (included as Appendix A to the Joint Proxy Statement/Prospectus and incorporated herein by reference).
(d)(2)	Stock Purchase Agreement dated as of February 10, 2002 among JAKKS, Toymax and certain stockholders of Toymax (included as Appendix B to the Joint Proxy Statement/Prospectus and incorporated herein by reference).
(f)	Section 262 of the Delaware General Corporation Law (included as Appendix C to the Joint Proxy Statement/Prospectus and incorporated herein by reference).
(g)	Form of Proxy Card (filed with the Securities and Exchange Commission along with the Joint Proxy Statement/Prospectus and incorporated herein by reference).